Discussion Materials for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC September 16, 2023 Exhibit (c)(14)

These materials have been prepared by Evercore Group L.L.C. (“Evercore”) for the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Green Plains Holdings LLC (the “General Partner” or “GPP GP”), the general partner of Green Plains Partners LP (“GPP” or the “Partnership”), to whom such materials are directly addressed and delivered and may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Evercore. These materials are based on information provided by or on behalf of the Conflicts Committee and/or other potential transaction participants, from public sources or otherwise reviewed by Evercore. Evercore assumes no responsibility for independent investigation or verification of such information and has relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of the Partnership and/or other potential transaction participants or obtained from public sources, Evercore has assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. These materials were designed for use by specific persons familiar with the business and affairs of the Partnership. These materials are not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter. These materials have been developed by and are proprietary to Evercore and were prepared exclusively for the benefit and internal use of the Conflicts Committee. These materials were compiled on a confidential basis for use by the Conflicts Committee in evaluating the potential transaction described herein and not with a view to public disclosure or filing thereof under state or federal securities laws, and may not be reproduced, disseminated, quoted or referred to, in whole or in part, without the prior written consent of Evercore. These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by Evercore (or any affiliate) to provide or arrange any financing for any transaction or to purchase any security in connection therewith. Evercore assumes no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of Evercore and its affiliates. Evercore and its affiliates do not provide legal, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Evercore or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the impact of the transactions or matters described herein. Disclaimer

Table of Contents Section Executive Summary Current Ethanol Market Overview Green Plains Partners LP Situation Analysis Valuation of GPP Common Units Green Plains Inc. Situation Analysis Valuation of GPRE Common Shares Analysis of the Consideration Pro Forma Analysis Appendix Additional Pro Forma Considerations Illustrative GPP Unitholder Tax Analysis Weighted Average Cost of Capital Analysis I II III IV V VI VII VIII

Executive Summary

Executive Summary Evercore Group L.L.C. (“Evercore”) is pleased to provide the following materials to the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Green Plains Holdings LLC (the “General Partner” or “GPP GP”), the general partner of Green Plains Partners LP (“GPP” or the “Partnership”), regarding the acquisition by Green Plains Inc. (“GPRE” or the “Company”) of all of the outstanding common units (the “Common Units”) of the Partnership not already owned by GPRE, the General Partner, or their respective affiliates (the “Unaffiliated Unitholders”), in exchange for GPRE common shares (“Common Shares”) and cash (the “Transaction”) On May 3, 2023, GPRE to acquire each Common Unit owned by the Unaffiliated Unitholders at a fixed exchange ratio of 0.3913x Common Shares per Common Unit, which was subsequently revised on September 5, 2023 to 0.4050x Common Shares and $2.00 cash per Common Unit (the “Consideration”) Based on GPRE’s closing share price of $33.80 on September 15, 2023, the Consideration implies a value of $15.69 per Common Unit (19.9% premium to the May 3, 2023, unaffected Common Unit price and a 20.5% premium to GPP’s 30-day volume-weighted average price (“VWAP”) as of May 3, 2023) GPRE currently owns 11,586,548 Common Units (48.8%) and 100% of Green Plains Holdings LLC, which owns a 2.0% general partner interest in the Partnership as well as the Partnership’s incentive distribution rights (the “IDRs”) The materials herein include: An executive summary, including an overview of the Transaction, including summary terms and a summary overview of GPP’s current partnership structure A current situation analysis for GPP, including financial projections for GPP as provided by GPP management (the “GPP Financial Projections”) and a review of the assumptions utilized by GPP management in deriving such financial projections A valuation of the Common Units A current situation analysis for GPRE, including financial projections for GPRE (the “GPRE Financial Projections”) and a review of the assumptions utilized by GPRE management in deriving such financial projections A valuation of the Common Shares An analysis of the Consideration An analysis of the pro forma impact of the Transaction on the combined entity In the Appendix: (i) additional pro forma considerations; (ii) a summary of the tax impact of the Transaction to the Unaffiliated Unitholders as provided by PricewaterhouseCoopers LLP and (iii) an analysis of GPP and GPRE cost of capital Introduction and Overview of Materials 1

Executive Summary Overview of the Transaction Counterparties Green Plains Partners LP (“GPP” or the “Partnership”) Green Plains Inc. (“GPRE” or the “Company”) Transaction Summary GPRE to acquire 100% of the Common Units owned by the Unaffiliated Unitholders GPP will cease to be a publicly-traded partnership Consideration The Unaffiliated Unitholders will receive 0.4050 Common Shares and $2.00 cash for each Common Unit Timing and Approvals Approval of the Conflicts Committee and the board of directors of the general partner of GPP GPP unitholder approval Other The Transaction is structured to be taxable to the Unaffiliated Unitholders resulting in: (i) realization of the taxes on deferred income and capital gains for Unaffiliated Unitholders and (ii) a tax basis step-up on the Unaffiliated Unitholders’ interest in GPP for GPRE 2

Executive Summary Summary Organizational Structure and Transaction Economics Source: Public filings, FactSet as of September 15, 2023 Per GPP’s Q2 2023 10-Q filing as of June 30, 2023 Includes 2.0% General Partner interest Implied Exchange Ratio as of September 15, 2023 calculated as GPRE closing share price of ($33.80 x 0.4050x + $2.00) / $33.80 $230.0 million 2.25% Convertible Notes due March 2027 assumed to convert into 7.3 million GPRE Common Shares % ADTV represents the number of GPRE shares issued as consideration as a percentage of the average daily trading volume of GPRE shares during the latest 30 trading days Green Plains Holdings LLC (the “General Partner”) Operating Companies Unaffiliated Unitholders 11,678,285 Common Units1 2.0% General Partner Interest and Incentive Distribution Rights Green Plains Partners LP (Nasdaq: GPP) (23,739,626 total units)2 (Nasdaq: GPRE) 11,586,548 Common Units1 100.0% 100.0% 49.2% LP Interest 48.8% LP Interest Current Partnership Ownership Structure Transaction Overview ($ in millions, except per unit / share amounts) Pro Forma Ownership Source: Public filings, FactSet as of September 1, 2023 Per GPP’s Q2 2023 10-Q filing as of June 30, 2023 Includes 2.0% General Partner interest $230.0 million 2.25% Convertible Notes due March 2027 assumed to convert into 7.3 million GPRE Common Shares % ADTV represents the number of GPRE shares issued as consideration as a percentage of the average daily trading volume of GPRE shares during the latest 30 trading days 3

Executive Summary GPP Common Unit Trading Data Source: FactSet as of September 15, 2023 4

Executive Summary Side-by-Side Analysis ($ in millions, except per unit / share amounts) Note: Balance sheet data per Partnership / Company filings as of June 30, 2023 Source: FactSet, public filings, GPRE management as of September 15, 2023 Includes 2.0% General Partner interest $230.0 million 2.25% Convertible Notes due March 2027 assumed to convert into 7.3 million GPRE Common Shares 5

Executive Summary Indexed Price Performance Source: FactSet, Public filings GPRE Peer Group Average calculated as the average indexed performance of publicly traded alternative fuels companies (ADM, ALTO, AMTX, ANDE, BG, DAR, INGR and REX) 1 May 3, 2023 6

Executive Summary Changed the GPP perpetuity growth rate from (1.0%) – 1.0% to 0.5% – 1.5% Update for changes in market prices which resulted in: A change to the GPP Enterprise Value / 2024E EBITDA peer trading multiple range from 7.0x – 9.0x to 6.5x – 8.5x A decrease in the GPP weighted average cost of capital (“WACC”) from 10.0% - 11.0% to 9.5% - 10.5% A decrease in the GPRE Discounted Cash Flow Analysis Terminal EBITDA exit multiple from 7.5x – 8.5x to 6.5x – 7.5x A change to the GPRE Enterprise Value / 2024E EBITDA peer trading multiple range from 7.0x – 8.0x to 6.5x – 7.5x Updated for changes in Wall Street Research forecasts Changes Since September 8, 2023 Discussion Materials 7

Current Ethanol Market Overview

Current Ethanol Market Overview Overview of Ethanol Plant Feedstock and Products Corn Feedstock Products Source: World of Corn, United States Department of Agriculture (“USDA”), United States Energy Information Administration (“EIA”), Renewable Fuels Association, U.S. Census Bureau 2021 – 2022 production season vs. 2011 – 2012 production season Ethanol Distillers’ Grains with Solubles (“DGS”) Corn Oil Dried DGS Wet DGS Corn remains a major U.S. agricultural product 2021 U.S. corn crop is valued at $82.4 billion As a feedstock, corn is primarily used for ethanol and corn oil production Ethanol has increased in recent years due to federal mandates The U.S. ethanol industry consumed approximately 37.8% of the 2022 U.S. corn crop Ethanol is a biofuel that is widely used in the U.S., particularly in motor vehicles and the primary output of ethanol plants The U.S. consumed 13.9 billion gallons of fuel ethanol in 2021 The U.S. has been the world’s top ethanol producer since 2005, with 192 operating plants as of 2022 Ethanol can also be produced with wheat or sugarcane DGS is a cereal byproduct of the ethanol distillation process that is primarily used as an animal feed 45% of the 2021 U.S. corn crop was used as animal feed DGS is particularly used as feed for ruminants such as cattle and sheep DGS is initially produced with up to 70% moisture, making long-distance delivery non-economic Wet DGS average shelf life of ten days reduces its value relative to Dried DGS Drying DGS to 10-12% moisture makes long-distance delivery economic and significantly extends shelf life Corn oil is primarily used as a feedstock for biodiesel or agricultural feed usage Corn oil also has various industrial and medical applications U.S. corn oil production has increased by 68% over the past decade1 U.S. Corn Used for Ethanol and Dried DGS Production (billion bushels) Z COVID Market Impact 8

Current Ethanol Market Overview U.S. Ethanol Market Trends U.S. Fuel Ethanol Exports by Destination U.S. Ethanol Capacity and Production Source: EIA, USDA U.S. Ethanol Domestic Use & Export vs. Production From 2007 to 2011, U.S. ethanol production increased at a compound annual growth rate (“CAGR”) of approximately 18.7% to meet domestic U.S. demand and export demand, which increased at a compound annual growth rate of approximately 68.2% over the same period From 2013 to 2022 annual U.S. fuel ethanol consumption ranged from a low of 12.7 billion gallons (“BG”) in 2020 to a high of 14.6 BG in 2018 while U.S. production ranged from a low of 13.3 BG in 2013 to a high of 16.1 BG in 2018 During 2022, the U.S. exported approximately 1.4 BG of ethanol Canada, South Korea, India and the EU have been the largest export markets for U.S. ethanol 9

According to the EIA, there were 192 ethanol plants in the U.S. with aggregate annual capacity of approximately 17.4 BG as of January 2022 In the U.S., ethanol is primarily used as a gasoline blending component The U.S. fuel ethanol production market is fragmented, with the top five producers accounting for approximately 44% of total capacity through 69 plants Smaller producers compete on the strength of local supply and offtake markets and efficiency of operations – scale is not considered crucial to remaining competitive U.S. Ethanol Production Overview U.S. Ethanol Plant Map (192 plants) Source: EIA, Renewable Fuels Association EIA as of January 2022 U.S. Production Capacity by Producer1 (Billion Gallons per Year) Current Ethanol Market Overview U.S. Ethanol Plant Utilization POET Valero ADM Green Plains Andersons/Marathon All Others 10

High protein feeds are animal foods that contain approximately 30% to 60% protein, versus traditional animal feeds with less than 20% protein Traditional feeds, including distillers dried grains and soybean meal, were produced as by-products of corn and soy crushing to produce ethanol, soybean oil, vegetable oil and other traditional primary products Types of high protein feeds include fish meal, corn gluten meal and high protein soy meal Feeds with high protein concentrations sell at a premium given: Feeder / young livestock require a higher protein percent to properly develop and to develop more rapidly High protein contents decrease mortality rates of aquatic species High protein diets are growing in popularity for the domestic animal food industry The global animal feed protein market is estimated to be approximately $290 billion as of 2022 and is expected to surpass $420 billion by 2032, a 3.5% CAGR driven by rising demand for livestock feed and in the pet industry Current Ethanol Market Overview U.S. Feed Protein Market Overview Historical Average Protein Prices by Production Season ($ / ton) (% Protein Concentration) Source: USDA Note: (Percent) Represents average protein content Indexed High Protein Feed Consumption 5-Year Average Price ($ / ton) 11

Current Ethanol Market Overview Historical U.S. Midwest Corn Gluten Meal Wholesale Market Prices Source: USDA ($ per ton) GPRE Average Projected UHP Price Renewable Fuel Standard Enacted Renewable Fuel Standard Expanded 12

Green Plains Partners LP Situation Analysis

Green Plains Partners LP Situation Analysis Partnership Overview Description Ethanol Storage Tanks Historical Revenue Contribution Historical Adjusted EBITDA Source: Public filings ($ in millions) Green Plains Partners LP is a Delaware master limited partnership formed in 2015 by Green Plains Inc. to provide downstream logistics services for GPRE’s ethanol production plants GPP operates, primarily for GPRE: Ethanol storage tanks with an aggregate capacity of 23.1 million gallons Fuel terminals in Birmingham, Alabama and Collins, Mississippi (collectively “Blendstar”) with an aggregate capacity of 6.7 million gallons 2,500 railcars with an aggregate capacity of 75 million gallons and 19 trucks and tankers In April 2023 GPP determined to sell its trucking operations In July 2023 GPRE / GPP sold the ethanol plant and associated storage assets located in Atkinson, Nebraska GPP intends to spend $6.2 million to expand the Birmingham rail loop to increase the number of cars per train and avoid an additional fee levied by BNSF 13

Green Plains Partners LP Situation Analysis Recent GPRE and GPP Financial and Operating Performance GPRE Ethanol Production (Gallons) Crush Margin per Gallon Storage & Throughput Gallons (mm) GPP Terminal Services Gallons (mm) Source: Public filings, Wall Street Research Adjusted EBITDA ($ MM) Railcar Capacity Billed (Daily Avg.) 14

Green Plains Partners LP Situation Analysis Summary Market Data Public Trading Statistics Balance Sheet and Credit Data Unit Price and Distribution per Unit Source: FactSet, Public filings GP / IDR Distribution Profile ($ in millions, except per unit amounts) 15

Green Plains Partners LP Situation Analysis Green Plains Partners Unit Ownership Summary Source: FactSet as of September 15, 2023; Public filings; Wall Street Research Top 20 Institutional Unitholders Unit Ownership Breakdown Unit Ownership Summary Harvest / No Street Ownership Summary Harvest becomes No Street 16

Source: Public filings, Press releases, Wall Street research, FactSet Crude Oil and Refined Products Terminal Trading Statistics ($ in millions, except per share / unit amounts) Green Plains Partners LP Situation Analysis 17

Green Plains Partners LP Situation Analysis GPP Financial Projections – Assumptions Source: GPP management The GPP Financial Projections as provided by GPP management and reviewed by Evercore, incorporate the following assumptions: Trucking assets are sold at the beginning of Q2 2023E for total consideration of $2.0 million Forecasted fees and volumes as follows assuming storage and logistics fees after the minimum volume commitment (“MVC”) with GPRE expires in Q2 2029E based on GPP management’s view of market rates O&M expense per gallon of $0.0033 on Throughput (Storage) Volumes, $0.018 on Blendstar Throughput Volumes and $0.0255 on Logistics Volumes SG&A expense of $4.2 million in 2023E and $4.0 million each year thereafter Cash taxes equal to 0.50% of pre-tax income Maintenance capital expenditures of $0.4 million per year 18

Green Plains Partners LP Situation Analysis GPP Financial Projections – Assumptions (cont’d) Source: GPP management Interest income earned on average cash balance utilizing 5.00% SOFR Interest on GPP’s 2026 Term Loan Facility utilizing 5.00% SOFR plus 8.00% GPP’s 2026 Term Loan Facility allows one optional principal prepayment of $1.5 million per quarter. The GPP Financial Projections include a $1.5 million principal prepayment in Q2 2023E Principal payments of $5.0 million per quarter begin in Q3 2026E until the 2026 Term Loan Facility is fully repaid in Q2 2029E Growth capital expenditures of $6.0 million in 2023E related to the Birmingham rail loop expansion Working capital requirements assume 40-days of revenue for accounts receivable and accounts payable based on O&M expense with pre-paid expenses equal to 30% of O&M expense Distribution per LP unit of $1.82 from 2023E through 2025E, then decreasing to $1.41 in 2026E, $1.00 from 2027E through 2028E, $0.90 in 2029E and $0.80 in 2030E Distribution reductions in 2026E, 2027E, 2029E and 2030E driven by discretionary Term Loan repayments beginning Q3 2027E 13,605 units issued each Q3 as stock-based compensation, no other LP units issued or repurchased throughout the projection period 19

Green Plains Partners LP Situation Analysis GPP Operating Projections Summary Source: GPP management GPRE Ethanol Production (MMGal) and Utilization % Volumes by Segment Fees ($ / Gallon) Revenue by Segment ($ MM) 20

Green Plains Partners LP Situation Analysis GPP Financial Projections Summary ($ in millions) Source: GPP management EBITDA Distributable Cash Flow Distributed Cash Flow Net Debt ($ MM) | Net Debt / LTM EBITDA 21

Green Plains Partners LP Situation Analysis GPP Financial Projections – Summary EBITDA Build ($ in millions, unless otherwise noted) Source: GPP management 1. 2023E GPRE Operating Statistics and GPRE Volumes do not adjust for Q1 2023 Actuals 22

Green Plains Partners LP Situation Analysis GPP Financial Projections – Summary Cash Flows ($ in millions, except per unit amounts) Source: GPP management 23

Green Plains Partners LP Situation Analysis GPP Financial Projections – Summary Sources and Uses ($ in millions) Source: GPP management 24 Sources Uses

Valuation of GPP Common Units

Valuation of GPP Common Units Valuation Methodologies Methodology Description Metrics/Assumptions Discounted Cash Flow Analysis Values the Common Units based on the concepts of the time value of money. In performing its analysis, Evercore: Utilized varying WACC discount rates and applied various perpetuity growth rates to derive after-tax valuation ranges for the Common Units Calculated terminal values based on a range of multiples of EBITDA as well as assumed perpetuity growth rates Discounted the projected cash flows to June 30, 2023 WACC based on the Capital Asset Pricing Model (“CAPM”) Unitholder effective tax rate of 29.6% (80.0% at 37.0% top bracket) from 2023E to 2025E and a tax rate of 37.0% for 2026E and terminal value EBITDA exit multiple of 7.0x to 9.0x and a perpetuity growth rate of 0.5% to 1.5% Discounted Distributions Analysis Values the Common Units based on the present value of the future cash distributions to GPP unitholders Discounted projected distributions to June 30, 2023 Terminal yield range of 12.0% to 15.0% Cost of equity of 11.0% to 12.0% based on CAPM Peer Group Trading Analysis Values the Common Units based on peer group’s current market enterprise value multiples of relevant EBITDA Peer group selected from MLPs and corporations with assets similar to those owned by GPP Enterprise Value / EBITDA multiples applied to 2023E and 2024E EBITDA Precedent M&A Transaction Analysis Values the Common Units based on multiples of transaction value to EBITDA in historical transactions involving assets similar to those owned by GPP Enterprise Value / EBITDA multiples applied to 2023E EBITDA Premiums Paid Analysis Values the Common Units based on historical premiums paid in (i) MLP buy-ins and (ii) MLP mergers since 2018 Range of 1-Day spot, 20-Day and 60-Day volume weighted average price premiums paid applied to relevant unit prices Analyst Price Targets Based on the minimum and maximum price targets set by Wall Street research analysts Uses current analyst price targets 52-Week Trading Range Based on recent trading prices Based on closing prices for the Common Units during the period of September 15, 2022 to September 15, 2023 The following sets forth the methodologies utilized by Evercore in its valuation of the Common Units, each assuming a June 30, 2023 valuation date For Reference Only 25

Valuation of GPP Common Units Valuation Summary Source: FactSet, Partnership filings, GPP management As of September 15, 2023 For Reference Only 26

Valuation of GPP Common Units Discounted Cash Flow Analysis ($ in millions, except per unit amounts) Summary Result Sensitivity Analysis Source: GPP management 2023E Tax D&A assumes 80% bonus depreciation calculated as the implied enterprise value plus 2023E capital expenditures; 2024E+ Tax D&A is calculated assuming bonus depreciation phase out as follows: 80% in 2023E, 60% in 2024E, 40% in 2025E, 20% in 2026E and 0% in 2027E and 2028E Assumes unitholder effective tax rate of 29.6% (80.0% of 37.0% tax rate) through 2025E, and a unitholder effective tax rate of 37.0% in 2026E and in perpetuity Includes 2.0% general partner interest, economically equivalent to 474,793 LP Units as of June 30, 2023 27

Valuation of GPP Common Units Discounted Distribution Analysis Source: FactSet, GPP management Values LP units based on distributions Based on GPP’s 52-week yield range of 12.3% to 15.1% with a median of 14.1% and mean of 14.0% as of September 15, 2023 Sensitivity Analysis 28

Source: Public filings, Press releases, Wall Street research, FactSet Peer Group Trading Analysis ($ in millions, except per share / unit amounts) Valuation of GPP Common Units 29

Valuation of GPP Common Units Peer Group Trading Analysis (cont’d) ($ in millions, except per unit amounts) Source: FactSet, GPP management Includes 2.0% general partner interest, economically equivalent to 474,793 LP Units as of June 30, 2023 30

Valuation of GPP Common Units Precedent M&A Transaction Analysis Precedent Crude Oil and Refined Products Terminalling Transactions Source: Public filings, Investor presentations, Wall Street research Includes 2.0% general partner interest, economically equivalent to 474,793 LP Units as of June 30, 2023 Precedent M&A Transaction Analysis ($ in millions, except per unit amounts) 31

Premiums Paid Analysis Source: Bloomberg, FactSet, Public filings VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of the acquiror’s shares / units on the last trading day prior to announcement plus any cash received, by the 30- or 60-trading day VWAP of the target as calculated from the last undisturbed trading day prior to the announcement Valuation of GPP Common Units 32

Valuation of GPP Common Units Premiums Paid Analysis (cont’d) Source: FactSet For Reference Only 33

Valuation of GPP Common Units Sensitivity Cases – Assumptions In addition to the GPP Financial Projections, Evercore considered three sensitivity cases with respect to: (i) the throughput and logistics rates charged to GPRE following the expiration of the MVC and (ii) GPP’s distribution policy while holding volumes consistent with the GPP Financial Projections GPP Financial Projections (32% decline in Throughput Rate and 17% decline in Logistics Rate) No decline in Throughput Rate or Logistics Rate / 1.00x distribution coverage 10% decline in Throughput Rate and 5% decline in Logistics Rate / 1.00x distribution coverage 20% Decline in Throughput Rate and 10% decline in Logistics Rate / 1.30x distribution coverage Throughput Rate by Case ($ / Gallon) Logistics Rate by Case ($ / Gallon) 0% Decline in Rates / 1.00x Distribution Coverage 10% Decline in Throughput Rate / 5% Decline in Logistics Rate / 1.00x Distribution Coverage 20% Decline in Throughput Rate / 10% Decline in Logistics Rate / 1.30x Distribution Coverage GPP Financial Projections GPP Financial Projections Sensitivity Cases 34

Valuation of GPP Common Units Sensitivity Cases – Adjusted EBITDA and Distribution per Unit Comparison Adjusted EBITDA ($ MM) Distributions per Unit 0% Decline in Rates / 1.00x Distribution Coverage 10% Decline in Throughput Rate / 5% Decline in Logistics Rate / 1.00x Distribution Coverage 20% Decline in Throughput Rate / 10% Decline in Logistics Rate / 1.30x Distribution Coverage GPP Financial Projections 35

Valuation of GPP Common Units Sensitivity Cases – Valuation Summary Source: FactSet, Partnership filings, GPP management As of September 15, 2023 36

Green Plains Inc. Situation Analysis

Green Plains Inc. Situation Analysis Company Overview Description Production Facilities Historical Adjusted EBITDA Source: Public filings As of December 31, 2022 Excludes intersegment eliminations ($ in millions) Green Plains Inc. is an Omaha, Nebraska headquartered firm founded in 2004 as a producer of low-carbon fuels, primarily ethanol GPRE has recently shifted strategy to be a sustainable biorefinery platform producing ethanol as well as Ultra-High Protein and Renewable Corn Oil GPRE owns the General Partner of GPP and an approximately 51% economic interest in the Partnership, through its ownership of Common Units and the 2% general partner interest GPRE facilities are capable of processing approximately 309 million bushels of corn per year and producing approximately: 903 million gallons per year of ethanol 2.7 million tons per year of distillers grains and Ultra-High Protein1 278 million pounds per year of renewable corn oil Historical External Revenue Contribution2 37

Green Plains Inc. Situation Analysis Summary Market Data Public Trading Statistics Balance Sheet and Credit Data Share Price ($ in millions, except per share amounts) Consensus EBITDA Estimates Over Time 38 Source: FactSet, Public filings Note: $230.0 million 2.25% Convertible Notes due March 2027 assumed to convert into 7.3 million GPRE Common Shares

Green Plains Inc. Situation Analysis Wall Street Research Selected Price Targets Evolution of Analyst Ratings EBITDA Estimates Source: FactSet, Wall Street Research as of September 15, 2023 ($ in millions, except per share amounts) 39

Green Plains Inc. Situation Analysis Ownership Summary Source: FactSet as of September 15, 2023; Public filings; Wall Street Research Top 20 Institutional Shareholders Share Ownership Breakdown Share Ownership Summary Historical Short Interest (000’s) 40

Source: Public filings, Press releases, Wall Street Research, FactSet GPRE Peer Trading Statistics ($ in millions, except per share amounts) Green Plains Inc. Situation Analysis 41

Confidential

Green Plains Inc. Situation Analysis

GPRE Peer Business Overview

Clean Fuels Peers

AEMETIS

Ethanol production company based in California, pursuing renewable natural gas, sustainable aviation fuel, renewable diesel and CCUS opportunities


California Dairy RNG 0%
India Biodiesel 11%
California Ethanol 89%

- ✓ Ethanol production company
- ✓ Pursuing opportunities such as SAF, renewable diesel and CCUS
- ✗ Enterprise Value < $1 billion

DARLING INGREDIENTS

Specialty ingredients manufacturer focused on converting bio-nutrient streams into ingredients for food, feed, renewable diesel and other fuels


Fuel 8%
Food 22%
Feed 70%

- ✓ Produces specialty ingredients used for feed and fuel
- ✗ Operates renewable diesel business with Valero (Diamond Green Diesel)
- ✗ Enterprise value > $13 billion

REX American Resources Corporation

Distiller and refiner specializing in ethanol, distiller's grains, and natural gas products with plans for CCUS and other clean energy endeavors


Ethanol and By-Products 100%

- ✓ Ethanol production company
- ✓ Pursuing opportunities in clean energy including CCUS
- ✗ Enterprise value < $1 billion

Source: Public filings, Press releases, Wall Street Research, FactSet
Note: Pie charts represent 2022 revenue split

EVERCORE
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Green Plains PARTNERS LP

Confidential

Green Plains Inc. Situation Analysis

GPRE Peer Business Overview (cont'd)

Agriculture & Ingredients Peers

ALTO INGREDIENTS

Largest producer of specialty alcohols in the US. Fuel ethanol production capacity of 210 MMGpy and specialty alcohol capacity of 140 MMGpy. Also markets and distributes third-party ethanol


Marketing and Distribution 18%
Corporate and Other 1%
Ethanol & Essential Ingredients 81%

The Andersons

Agricultural company with operations in production, distribution, and marketing of grains, ethanol, oils and renewable diesel feedstocks


Ethanol 19%
Plant Nutrient 6%
Trade 75%

ADM

Food processing and agricultural ingredient manufacturing company. Produces renewable feedstocks, specialty proteins and sustainable fuels


Nutrition 8%
Financial / Other 0%
Carbohydrate Solutions 14%
Ag Services and Oilseeds 78%

Ingredion

Food and beverage ingredients provider primarily manufacturing sweeteners, starches and plant-based protein options


Other 19%
Animal Nutrition 11%
Brewing 8%
Beverage 8%
Food 54%

BUNGE

Global oilseed and grains processor producing vegetable oils, protein meals and packaged plant-based oils


Milling 4%
Sugar and Bioenergy 0%
Refined and Specialty Oils 25%
Agribusiness 71%

Source: Public filings, Press releases, Wall Street Research, FactSet
Note: Pie charts represent 2022 revenue split

EVERCORE
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Green Plains PARTNERS LP

Green Plains Inc. Situation Analysis Overview of GPRE Segments ($ in millions) 44

Confidential

Green Plains Inc. Situation Analysis

Asset Summary Matrix

($ in millions)

	Central City (NE)	Fairmont (MN)	Madison (IL)	Mount Vernon (IN)	Obion (TN)	Wood River (NE)	Shenandoah (IA)	Superior (IA)	Otter Tail (MN)	Atkinson (NE)	York (NE)
Full Ethanol Capacity (MMGal)[1]	156	119	120	90	120	121	82	60	55	55[2]	50[2]
MSC (DCO and Ultra-High Protein)	✓	✓	✓	✓	✓	✓	✓				
Completion Date	Complete	Q4 2024	Q3 2024	Complete	Complete	Complete	Complete				
Remaining Capital Expenditures	$ -	$69	$69	$ -	$ -	$ -	$ -				
Full UHP Capacity (K tons)	84	64	65	48	65	65	44				
Full DCO Capacity (MMlbs)[3]	63	47	47	47	63	47	49				
CST			✓		✓	✓	✓				
Completion Date			Q2 2026		Q3 2025	Q4 2026	Q2 2024				
Remaining Capital Expenditures			$56		$106	$76	$36				
Full Capacity (MMlbs)			554		1,047	745	475				
Carbon	✓ (CP)	✓ (CP)	✓ (Offtake)	✓ (DI)	✓ (Offtake)	✓ (CP)	✓ (CP)	✓ (CP)	✓ (CP)		
Completion Date	Q4 2024	Q4 2024	FY2028	Q4 2026	FY2028	Q4 2024	Q4 2024	Q4 2024	Q4 2024		
Remaining Capital Expenditures	$ -	$ -	$ -	$61	$ -	$ -	$ -	$ -	$ -		
Full Capacity (K tons)	458	343	343[4]	343	343[4]	172	243	200	200		

1. 2027E capacity net of fully integrated biorefinery expansions and CST installation impacts at various facilities
2. Current capacity
3. DCO financials are not currently included in the GPRE Financial Projections
4. In service by 2028. Reflects base capacity. CO2 capacity is offset by CST installations and will be reduced as additional CST operations come online at Madison, Obion, Wood River and York facilities.

CP = Carbon Pipeline Partnership facility; DI = Direct Inject facility; Offtake = Carbon Offtake facility

EVERCORE 45 Green Plains PARTNERS LP

Confidential

Green Plains Inc. Situation Analysis

GPRE Segment Level Financial Projections – Fuel Ethanol

($ in millions, unless otherwise noted)

- The Fuel Ethanol segment incorporates the following operating assumptions:
  - The Central City Plant is forecasted to complete a 40.0 MMGY capacity expansion in Q3 2025E at a cost of $50.0 million. Capacity at the Madison Plant increases by 30.0 MMGY in Q4 2025E, with no incremental capital expenditures
    - Atkinson and York plants assumed to be idled beginning in Q1 2024E
  - Ethanol production declines as installed CST capacity shifts plant grinding capacity to CST feedstock
  - Assumes plant utilization of 90%
  - Operating expenses are subject to a total cap of $0.32 / gallon and include the following:
    - Natural gas usage constant at 0.08 MMBtu / bushel, natural gas price held constant at $5.49 / MMBtu
    - Denaturant usage of 0.06 gallons / bushel, denaturant price held constant at $2.18 / gallon
    - Electricity usage constant at 2.39 kWhs / bushel, electricity cost held constant at $0.07 / kWh
    - Chemicals, yeast and enzymes cost held constant at $0.23 / bushel
    - Repairs & maintenance expense held constant at $0.05 / gallon of equivalent total production attributed proportionally between ethanol and clean sugars based on total production
    - Biorefinery production labor expense held constant at $11.6 million per quarter, attributed proportionally between ethanol and clean sugars based on total production

Ethanol Production and Average Price



1,000
750
500
250
--
Production (MMGal)
862
749
742
727
659
$2.04
$2.06
$1.93
$1.84
$1.79
2023E
2024E
2025E
2026E
2027E
$4.00
$3.00
$2.00
$1.00
$--
Average Price ($ / Gallon)

Fuel Ethanol Financial Summary

	For the Years Ending December 31,				
	2023E	2024E	2025E	2026E	2027E
Fuel Ethanol Revenue	$1,989.8	$1,543.7	$1,430.2	$1,334.8	$1,181.9
DDGS - Ethanol	403.0	314.4	265.3	240.9	211.2
Total Fuel Ethanol Revenue	**$2,392.7**	**$1,858.2**	**$1,695.5**	**$1,575.7**	**$1,393.2**
Less: Corn Expense	($2,093.4)	($1,545.7)	($1,397.6)	($1,279.5)	($1,122.0)
Less: Natural Gas Expense	(177.5)	(112.6)	(111.5)	(109.2)	(99.0)
Total Cost of Revenue	**($2,271.0)**	**($1,658.3)**	**($1,509.0)**	**($1,388.7)**	**($1,221.0)**
Gross Margin	**$121.8**	**$199.9**	**$186.4**	**$187.0**	**$172.2**
Less: Denaturant Expense	($36.9)	($33.0)	($32.6)	($32.0)	($29.0)
Less: Electricity Expense	(50.6)	(44.7)	(44.3)	(43.4)	(39.3)
Less: Chemicals, Yeast & Enzymes Expense	(57.5)	(60.0)	(59.4)	(58.2)	(52.7)
Less: Repairs & Maintenance Expense	(40.4)	(42.9)	(41.7)	(38.5)	(34.9)
Less: Production Labor Expense	(48.8)	(45.4)	(44.1)	(40.7)	(36.9)
Less: Other Expense	(17.0)	(10.0)	(11.6)	(16.2)	(14.7)
Total Operating Expense	**($251.1)**	**($236.1)**	**($233.7)**	**($228.9)**	**($207.5)**
Fuel Ethanol EBITDA Pre-DDGS Reimbursement	($129.4)	($36.2)	($47.2)	($41.9)	($35.3)
Plus: DDGS Reimbursement	93.5	88.7	99.2	92.8	81.4
EBITDA	**($35.9)**	**$52.5**	**$51.9**	**$50.9**	**$46.1**
Less: Growth Capital Expenditures	$–	$–	($50.0)	$–	$–
Free Cash Flow	**($35.9)**	**$52.5**	**$1.9**	**$50.9**	**$46.1**

Source: GPRE management

EVERCORE
46
Green Plains PARTNERS LP

Green Plains Inc. Situation Analysis ($ in millions, unless otherwise noted) GPRE Segment Level Financial Projections – Corn Oil Source: GPRE management The Corn Oil segment incorporates the following operating assumptions: Corn oil yields of 0.80 pounds per bushel during ethanol production and an incremental 0.35 pounds per bushel during Ultra-High Protein production Operating expenses of $0.017 / pound includes: Chemical expense of $0.014 / pound Repairs and maintenance expense of $0.003 / pound The Corn Oil segment purchases Distillers Dried Grains from the Fuel Ethanol & CST segments Corn Oil Financial Summary Corn Oil Production and Average Price 47

Green Plains Inc. Situation Analysis ($ in millions, unless otherwise noted) GPRE Segment Level Financial Projections – Ultra-High Protein Source: GPRE management The UHP segment incorporates the following operating assumptions: Conversion completed on five plants as of Q1 2023A Fairmont and Madison plant conversions expected to be complete in Q1 2025E and Q3 2024E, respectively Fairmont: capital expenditures of $69.3 million and capacity of 16,030 tons Madison: capital expenditures of $68.9 million and capacity of 16,165 tons Ultra-High Protein capacity increases with ethanol expansions at Central City and Madison Protein yield ramp of 2.10 pounds per bushel in the first quarter of operations, 3.15 pounds per bushel in the second quarter of operations and 3.50 pounds per bushel thereafter Operating expense of $83.00 per ton The UHP segment purchases Distillers Dried Grains from the Fuel Ethanol & CST segments Ultra-High Protein Financial Summary Ultra-High Protein Production and Average Price 48

Green Plains Inc. Situation Analysis ($ in millions, unless otherwise noted) GPRE Segment Level Financial Projections – Ultra-High Protein JV Source: GPRE management Turnkey solution introduced to provide strategic partners with Fluid Quip MSC protein technology GPRE will commit up to 50% of capital required, as well as provide technological, marketing, and sourcing assistance for processing of Ultra-High Protein products and other distillers grains products In August 2021, GPRE established a 50/50 JV with Tharaldson Ethanol Plant I, LLC (“Tharaldson”), with MSC technology assets added adjacent to the Tharaldson Ethanol Plant in North Dakota The JV is aimed at producing Ultra-High Protein products and increasing renewable corn oil yields. The JV assets are anticipated to be fully-operational in early 2024 The UHP - JV segment incorporates the following operating assumptions: One operational JV through projection period $28.1 million in additional capital expenditures to complete MSC integration Operating expenses of $83.00 / ton Ultra-Protein JV Financial Summary Ultra-High Protein JV Production and Average Price 49

Confidential

Green Plains Inc. Situation Analysis

GPRE Segment Level Financial Projections – Clean Sugar Technology

($ in millions, unless otherwise noted)

- The Clean Sugar Technology segment incorporates the following operating assumptions:
  - Shenandoah, Obion, Madison and Wood River plants assumed to receive conversions starting Q2 2024E, Q4 2025E, Q3 2026E and Q1 2027E, respectively
    - Shenandoah: capital expenditures of $48.2 million and capacity of 38.6 MMGY
    - Obion: capital expenditures of $106.3 million and capacity of 85.0 MMGY
    - Madison: capital expenditures of $56.3 million and capacity of 45.0 MMGY
    - Wood River: capital expenditures of $75.6 million and capacity of 60.5 MMGY
  - Operating expenses are subject to a total cap of $0.74 / bushel and include the following identified costs:
    - Natural gas usage of 0.02 MMBtu / bushel, natural gas price of $5.49 / MMBtu
    - Electricity usage of 0.24 kWhs / bushel, at a rate of $0.07 / kWh
    - Chemicals, yeast and enzymes expense of $0.41 / bushel
    - Repairs & maintenance expense of $0.05 / gallon of total equivalent production, attributed proportionally between ethanol and clean sugars based on total production
    - Biorefinery production labor expense held constant at $11.6 million per quarter, attributed proportionally between ethanol and clean sugars based on total production

Clean Sugar Production and Average Price



Production (MMLbs)
2,300
1,840
1,380
920
460
--
Average Price ($ / Pound)
$0.50
$0.40
$0.30
$0.20
$0.10
$--
2023E
2024E
2025E
2026E
2027E
--
233
525
1,354
2,261
$0.20
$0.19
$0.18
$0.18

Clean Sugar Technology Financial Summary

	For the Years Ending December 31,				
	2023E	2024E	2025E	2026E	2027E
Clean Sugar Technology Revenue	$–	$45.1	$96.8	$234.7	$381.8
DDGS - Clean Sugar Technology	–	7.6	14.6	34.4	55.2
Total Clean Sugar Technology Revenue	**$–**	**$52.7**	**$111.3**	**$269.1**	**$437.0**
Less: Corn Expense	$–	($37.4)	($76.9)	($182.6)	($293.3)
Less: Natural Gas Expense	–	(0.7)	(1.7)	(4.2)	(7.0)
Total Cost of Revenue	**$–**	**($38.1)**	**($78.6)**	**($186.9)**	**($300.2)**
Gross Margin	**$–**	**$14.6**	**$32.7**	**$82.3**	**$136.8**
Less: Electricity Expense	$–	($0.1)	($0.2)	($0.6)	($1.0)
Less: Chemicals, Yeast & Enzymes Expense	–	(2.6)	(5.8)	(14.6)	(24.1)
Less: Repairs & Maintenance Expense	–	(1.0)	(2.3)	(5.5)	(9.1)
Less: Production Labor Expense	–	(1.1)	(2.4)	(5.8)	(9.6)
Less: Other Expense	–	0.2	0.3	0.2	0.4
Total Operating Expense	**$–**	**($4.6)**	**($10.5)**	**($26.3)**	**($43.6)**
Clean Sugar Technology EBITDA Pre-DDGS Reimbursement	$–	$10.0	$22.2	$55.9	$93.2
Plus: DDGS Reimbursement	–	2.2	5.5	13.2	21.3
EBITDA	**$–**	**$12.1**	**$27.7**	**$69.2**	**$114.5**
Less: Growth Capital Expenditures	($29.0)	($49.8)	($112.6)	($82.9)	$–
Free Cash Flow	**($29.0)**	**($37.7)**	**($84.9)**	**($13.7)**	**$114.5**

Source: GPRE management

EVERCORE 50 Green Plains PARTNERS LP

Confidential

Green Plains Inc. Situation Analysis

Shenandoah CST Conversion Gantt Chart

Task	% Complete
CST Construction	**8%**
Area 46 SACC	**19%**
Tank Installation	50%
Tank Pipe Rack	0%
Tank Piping	0%
Electrical / I&C Install	0%
Area 46 Refinery	**32%**
Foundation	0%
Interior Steel Erection	0%
PEMB Shell Erection	0%
Electrical / I&C Install	0%
Area 46 Evaporator	0%
Steel Erection	0%
Evaporator Setting	0%
Piping	0%
Electrical / I&C Install	0%
Area 40 OSBL (North)	**0%**
Foundation	0%
Pipe Rack Erection	0%
Piping	0%
Electrical / I&C Install	0%
Area 40 OSBL (South)	**0%**
Foundation	0%
Pipe Rack Erection	0%
Piping	0%
Electrical / I&C Install	0%
Area 48 Loadout Building	**0%**
Foundation	0%
PEMB Shell Erection	0%
Interior Steel Erection	0%
Piping	0%
Electrical / I&C Install	0%
Area 48 Loadout Tanks	**0%**
Tank Installation	0%
Piping	0%
Electrical / I&C Install	0%
Area 49 Cooling Tower	**0%**
Foundation	0%
Tower Erection	0%
Pipe Rack Erection	0%
Piping	0%
Electrical / I&C Install	0%
Area 43 Chemical Offload	**0%**
Foundation	0%
Task Installation	0%
Piping	0%
Electrical / I&C Install	0%
Mechanical Completion	0%
	0%
MCC Installation	0%
Motors, Valves, Water, etc.	0%
CST Start Up 2/2	0%


Quarter 3 2023
Quarter 4 2023
Quarter 1 2024
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
◆ 12/29
2/2 ◆

Source: GPRE management

EVERCORE
51
Green Plains PARTNERS LP

Green Plains Inc. Situation Analysis The financial projections for GPRE as provided by GPRE management and reviewed by Evercore, incorporate the following assumptions: Segment level financial projections as reviewed previously herein GPRE’s Adjusted EBITDA includes its wholly owned segments as well as the pro rata EBITDA attributable to GPRE in certain subsidiaries EBITDA attributable to noncontrolling interests: MLP Non-Crush third-party EBITDA assumed to be 5.5% of GPP EBITDA FQT third-party EBITDA of $13.5 million per year, and FQT ownership of 70.0% EBITDA attributable to GPRE’s 50.0% interest in the UHP JV CCUS includes cash flows related to both Pipeline and Direct Injection CCUS – Pipeline requires no capital expenditures and begins contributing to EBITDA in 2025E CCUS – Direct Injection requires $60.8 million of capital expenditures and generates approximately $25.8 million of EBITDA in 2027E CHP includes $7.5 million and $6.7 million of capital expenditures, net of tax credits, in 2024E and 2025E, respectively, related to the installation of CHP upgrades at Central City, Madison, Mount Vernon, Shenandoah and Wood River GPRE Financial Projections – Assumptions Source: GPRE management 52

Green Plains Inc. Situation Analysis Selling, General and Administrative expenses of $67.0 million in 2023E, escalated at 3% annually As GPRE’s debt instruments mature, cash on hand is utilized for principal payments Annual maintenance capital expenditures of 1.63% of gross property, plant and equipment Ospraie and BlackRock warrants projected to be exercised in Q3 2025E through Q1 2026E, generating gross proceeds of $56.1 million for 2.6 million shares (exercise price of $22.00 per share) Atkinson and York plants assumed to be sold for $20.0 million in Q1 2024E Working capital requirements assume an average of 12 days sales outstanding based on total revenue, an average of 37 days inventory outstanding based on total COGS, prepaid and other expenses based on an average of 2.3% of COGS + SG&A, an average of 16 days payables outstanding based on total COGS and accrued liabilities & other based on an average of 6.5% of COGS + SG&A GPRE Financial Projections – Assumptions (cont’d) Source: GPRE management 53

Green Plains Inc. Situation Analysis GPRE Financial Projections – Summary Cash Flows ($ in millions) Source: GPRE management 54

Green Plains Inc. Situation Analysis GPRE Financial Projections – Sources and Uses ($ in millions) Source: GPRE management 55

Valuation of GPRE Common Shares

Valuation of GPRE Common Shares Valuation Methodologies Methodology Description Metrics/Assumptions Discounted Cash Flow Analysis Values Common Shares based on the concepts of the time value of money. In performing its analysis, Evercore: Utilized varying WACC discount rates and applied various perpetuity growth rates to derive after-tax valuation ranges for the Common Shares Calculated terminal values based on a range of multiples of EBITDA as well as assumed perpetuity growth rates Discounted the projected cash flows to June 30, 2023 WACC based on CAPM Effective tax rate of 24.5% as provided by GPRE management EBITDA exit multiple of 6.5x to 7.5x and a perpetuity growth rate of 0.5% to 1.5% CCUS and CHP initiatives valued at historical investment and as such, all forecasted cash flows are removed from the valuation Peer Group Trading Analysis Values the Common Shares based on peer group’s current market enterprise value multiples of relevant EBITDA Peer group selected from corporations with assets similar to those owned by GPRE Enterprise Value / EBITDA multiples applied to 2024E and 2025E EBITDA CCUS and CHP initiatives valued at historical investment and as such, all forecasted cash flows are removed from the valuation Precedent M&A Transaction Analysis Values the Common Shares based on multiples of transaction value to EBITDA in historical transactions involving assets similar to those owned by GPRE Enterprise Value / EBITDA multiples applied to 2024E and 2025E EBITDA CCUS and CHP initiatives valued at historical investment and as such, all forecasted cash flows are removed from the valuation Analyst Price Targets Based on the minimum and maximum price targets set by Wall Street research analysts Uses current analyst price targets 52-Week Trading Range Based on recent stock trading prices Based on closing prices for the Common Shares during the period of September 15, 2022 to September 15, 2023 The following sets forth the methodologies utilized by Evercore in its valuation of the Common Shares, each assuming a June 30, 2023 valuation date For Reference Only 56

Valuation of GPRE Common Shares Valuation Summary For Reference Only Source: FactSet, Company filings, GPRE management As of September 15, 2023 57

Valuation of GPRE Common Shares Discounted Cash Flow Analysis ($ in millions, except per share amounts) Sensitivity Analysis Source: GPRE management Note: Adjusted EBITDA excludes CCUS and CHP EBITDA Cash taxes as per GPRE management Net Debt and Fully Diluted Share Count adjusts for redemption of $230 million 2.25% Convertible Notes Due March 2027 if the median Implied Value per Share is above $31.6250, Fully Diluted Share Count adjusts for exercise of Ospraie and BlackRock warrants if the median Implied Value per Share is above $22.00, treasury stock method at the median Implied Value per Share used for warrant redemptions Summary Result 58

Source: Public filings, Press releases, Wall Street research, FactSet Peer Group Trading Analysis ($ in millions, except per share amounts) Valuation of GPRE Common Shares Peer Trading Statistics 59

Source: Public filings, Press releases, Wall Street research, FactSet Note: Adjusted EBITDA excludes CCUS and CHP EBITDA Net Debt and Fully Diluted Share Count adjusts for redemption of $230 million 2.25% Convertible Notes Due March 2027 if the median Implied Value per Share is above $31.6250, Fully Diluted Share Count adjusts for exercise of Ospraie and BlackRock warrants if the median Implied Value per Share is above $22.00, treasury stock method at the median Implied Value per Share used for warrant redemptions Peer Group Trading Analysis (cont’d) ($ in millions, except per share amounts) Valuation of GPRE Common Shares 60

Valuation of GPRE Common Shares Precedent M&A Transaction Analysis Precedent Ethanol Production Transactions Source: Public filings, Investor presentations, Wall Street research ($ in millions, except per unit amounts) 61

Valuation of GPRE Common Shares Precedent M&A Transaction Analysis (cont’d) Precedent Animal Feed Transactions Source: Public filings, Investor presentations, Wall Street research ($ in millions) 62

Valuation of GPRE Common Shares Precedent M&A Transaction Analysis (cont’d) Source: Public filings, Investor presentations, Wall Street research Net Debt and Fully Diluted Share Count adjusts for redemption of $230 million 2.25% Convertible Notes Due March 2027 if the median Implied Value per Share is above $31.6250, Fully Diluted Share Count adjusts for exercise of Ospraie and BlackRock warrants if the median Implied Value per Share is above $22.00, treasury stock method at the median Implied Value per Share used for warrant redemptions ($ in millions, except per share amounts) 63

Valuation of GPRE Common Shares Sensitivity Analysis – Assumptions Source: GPRE management To sensitize the GPRE Financial Projections, certain assumptions provided in the GPRE Financial Projections were modified, including: Corn Oil price projections held flat at $0.70 per pound beginning in 2024 Ultra-High Protein price projections held flat at $550 per ton beginning in 2024 A 20% increase in projected Ultra-High Protein capital expenditures A 12-month delay in Clean Sugar Technology Protein project completions at Shenandoah, Obion, Madison and Wood River CCUS and CHP cash flows excluded from the forecast 64

Valuation of GPRE Common Shares Sensitivity Analysis – Valuation Summary Source: FactSet, Company filings, GPRE management As of September 15, 2023 For Reference Only 65

Analysis of the Consideration

Analysis of the Consideration Consideration Analysis Note: Based on implied unit / share prices per the Valuation of GPP and Valuation of GPRE Given no GPRE dividends utilizes Discounted Cash Flow Analysis In each case, calculated as the GPRE Value per Share x 0.4050x + $2.00 (e.g., the Exit Multiple Discounted Cash Flow Implied High Value = $43.21 x 0.4050x + $2.00) 1 1 GPP Common Unit Value Implied Value of the Consideration 66

Sensitivity Cases – Analysis of the Consideration Illustrative Consideration Analysis Note: Based on implied unit / share prices per the Valuation Sensitivities of GPP and Valuation Sensitivities Discounted Cash Flow Analysis of GPRE Given no GPRE dividends utilizes Discounted Cash Flow Analysis In each case, calculated as the GPRE Value per Share x 0.4050x + $2.00 $14.83 $11.93 Implied Value of the Consideration 1 1 1 1 1 1 1 1 GPP Common Unit Value Implied Value of the Consideration 67

Pro Forma Analysis

Pro Forma Analysis Pro Forma Financial Projections – Assumptions Evercore considered the financial impact of the Transaction to GPRE assuming both the GPRE Financial Projections as well as the GPRE Sensitivity Analysis and the following assumptions: Effective date of June 30, 2023 The Transaction funded 87.3% with GPRE Common Shares assuming 0.4050x Common Shares per Common Unit, or 4.7 million Common Shares issued to the Unaffiliated Unitholders and 12.7% with GPRE cash on the balance sheet equal to $23.4 million The transaction value is assumed to be allocated primarily to intangible assets for tax purposes, and GPRE expects bonus depreciation to have minimal tax benefits GPRE management has detailed $2.7 million in projected annual synergies using 2022A selling, general and administrative expenses Incremental cash taxes calculated using GPRE’s effective tax rate of 24.5% as provided by GPRE management No incremental debt paydown assumed relative to the GPRE Financial Projections GPRE CAFD per Share Accretion / (Dilution) GPRE Net Debt / LTM Adj. EBITDA Versus Status Quo Source: GPRE management 9% 10% (1%) 4% (3%) 2% (5%) (3%) % Accretion / (Dilution) 68

Pro Forma Analysis Pro Forma Financial Projections – CAFD Accretion / Dilution Source: GPRE management ($ in millions, except per share amounts) 69

Pro Forma Analysis Pro Forma Financial Projections – Sources and Uses ($ in millions) Source: GPRE management 70

Pro Forma Analysis Pro Forma Financial Projections: GPRE Sensitivity Case – CAFD Accretion / Dilution Source: GPRE management ($ in millions, except per share amounts) 71

Pro Forma Analysis Pro Forma Financial Projections: GPRE Sensitivity Case – Sources and Uses ($ in millions) Source: GPRE management 72

Appendix

Additional Pro Forma Considerations

Additional Pro Forma Considerations Green Plains Partners LP / Green Plains Inc. Top Institutional Overlap Shading represents institutions holding both companies – excluding brokers holding in street name GPP Top 20 Institutions GPRE Top 20 Institutions Source: FactSet as of September 15, 2023 Note: Holdings represent visible shares reported as % of shares outstanding as of 06/30/23 Form 13F filings and any subsequent updates. Excludes holdings held by insiders 73

Additional Pro Forma Considerations GPRE Share Liquidity Analysis Source: Public filings, FactSet as of September 15, 2023 Assumes common shares equal to 10% of YTD average daily trading volume are sold each day Transaction – Consideration Liquidity Analysis GPRE Daily Trading Volume (MM) 74

Illustrative GPP Unitholder Tax Analysis

Illustrative GPP Unitholder Tax Analysis Illustrative GPP Unitholder Tax Analysis at $15.69 / unit On June 5, 2023, PricewaterhouseCoopers LLP (“PwC”) provided the Unaffiliated Unitholders tax liability by unit acquisition date information, which included the following: Adjusted Basis – Represents the weighted average price acquired, plus cumulative income, less cumulative distributions and DD&A from the acquisition date to December 2022 §751 Gain – Recharacterization of gain or loss on the sale of a partnership interest from capital to ordinary on §751 property owned by the partnership Net Ordinary Gain / (Loss) per Unit – Calculated as §751 Gain less Passive Loss Carryover assuming Passive Loss Carryover amounts are 100% available to offset Ordinary Gains Net Capital Gain / (Loss) per Unit – Calculated as Total Gain / (Loss) per Unit less §751 Gain Estimated Taxes – Calculated based on the Net Ordinary Gain / (Loss) per Unit assuming a 37.0% tax rate and the Net Capital Gain / (Loss) per Unit assuming a 20.0% tax rate Source: PwC Note: GPP Unaffiliated Units outstanding from PwC are overstated due to broker overreporting 75

Illustrative GPP Unitholder Tax Analysis Implied Taxes @ 37.0% Ordinary Gain / 20.0% Capital Gain Tax Liability Deciles ($ per unit) Illustrative GPP Unitholder Tax Analysis at $15.69 / unit (cont’d) 76

Illustrative GPP Unitholder Tax Analysis Precedent Taxable MLP Buy-In Unitholder Tax Impact Estimated Cash Tax (Benefit) / Expense per Unit 77

Illustrative GPP Unitholder Tax Analysis Precedent Taxable MLP Buy-In Unitholder Tax Impact (cont’d) Estimated Cash Tax (Benefit) / Expense per Unit as % of Offer Value 78

Weighted Average Cost of Capital Analysis

Weighted Average Cost of Capital Analysis GPP WACC Analysis – Theoretical Capital Asset Pricing Model($ in millions, except per unit / share amounts) Source: Predicted raw betas from FactSet; Adjusted Equity Beta calculated as: (0.67) × Raw Beta + (0.33) × 1.0 Unlevered Beta calculated as: Adjusted Equity Beta × (E/(E + D × (1-T)) Assumes corporate tax rate of 29.6% for MLPs and assumes corporate tax rate of 21.0% for Corporations 20-year Treasury as of September 15, 2023 Source: Ibbotson Associates Micro Cap (Decile 9) by Ibbotson Associates with a market capitalization between $218.4 million and $373.9 million Equity Cost of Capital calculated as: Risk-free rate + (Levered Equity Beta × Market Risk Premium) + Small Company Risk Premium Implied GPP 20-year cost of debt based on the current yield to worst of the BofA US High Yield (Single-B) Index 79

Confidential

Weighted Average Cost of Capital Analysis

GPRE WACC Analysis – Theoretical Capital Asset Pricing Model

($ in millions, except per share amounts)

CAPM

Corporation	Share Price 9/15/23	Market Equity Value	Total Debt and Preferred Equity	Total Debt / Total Capitalization	Adjusted Beta	Unlevered Beta [1,2]
Clean Fuels						
Aemetis, Inc.	$5.04	$200.1	$422.5	67.9%	2.02	0.76
Darling Ingredients, Inc.	57.23	9,282.0	4,546.9	32.9%	0.76	0.55
REX American Resources Corp.	39.19	692.4	–	–%	0.75	0.75
Agriculture & Ingredients						
Alto Ingredients, Inc.	$4.39	$338.4	$82.1	19.5%	1.10	0.92
The Andersons, Inc.	50.50	1,757.3	748.2	29.9%	0.83	0.62
Archer-Daniels-Midland Company	79.35	43,134.3	8,670.0	16.7%	0.72	0.62
Bunge Limited	112.41	17,233.1	8,962.0	34.2%	0.62	0.44
Ingredion Incorporated	98.86	6,602.5	2,461.0	27.2%	0.64	0.49
			Mean	**28.5%**	**0.93**	**0.64**
			Median	**28.5%**	**0.76**	**0.62**
Green Plains, Inc.	$33.80	$2,308.9	$512.5	18.2%	1.01	0.87

WACC

	Based on GPRE: Supply-Side MRP	Based on GPRE: Historical MRP	Based on Peer Median: Supply-Side MRP	Based on Peer Median: Historical MRP
Risk-free Rate [3]	4.6%		4.6%	
Unlevered Beta	0.87		0.62	
Debt and Preferred / Total Capitalization	18.2%		28.5%	
Adjusted Levered Equity Beta	1.02		0.82	
Market Risk Premium [4]	6.4%	7.2%	6.4%	7.2%
Small Company Risk Premium [5]	1.2%		1.2%	
Equity Cost of Capital [6]	12.2%	13.1%	10.9%	11.6%
Pre-Tax Cost of Debt [7]	8.7%		8.7%	
After-Tax Cost of Debt	6.5%		6.5%	
WACC	11.2%	11.9%	9.7%	10.2%

Supply-Side MRP WACC Sensitivities

Debt / Total Capitalization	Unlevered Beta 0.65	0.70	0.75	0.80	0.85
10.0%	9.9%	10.2%	10.5%	10.8%	11.1%
15.0%	9.9%	10.2%	10.5%	10.8%	11.1%
20.0%	9.9%	10.2%	10.5%	10.8%	11.1%
25.0%	9.9%	10.2%	10.5%	10.8%	11.1%
30.0%	9.9%	10.2%	10.4%	10.7%	11.0%

Historical MRP WACC Sensitivities

Debt / Total Capitalization	Unlevered Beta 0.65	0.70	0.75	0.80	0.85
10.0%	10.4%	10.7%	11.1%	11.4%	11.8%
15.0%	10.4%	10.7%	11.1%	11.4%	11.8%
20.0%	10.4%	10.7%	11.1%	11.4%	11.7%
25.0%	10.4%	10.7%	11.0%	11.4%	11.7%
30.0%	10.4%	10.7%	11.0%	11.4%	11.7%

Source: Predicted raw betas from FactSet; Adjusted Equity Beta calculated as: (0.67) × Raw Beta + (0.33) × 1.0
1. Unlevered Beta calculated as: Adjusted Equity Beta × (E/(E + D × (1-T))
2. Assumes corporate tax rate of 21.0%
3. 20-year Treasury as of September 15, 2023
4. Source: Ibbotson Associates
5. Low Cap (Decile 6) by Ibbotson Associates with a market capitalization between $1,389.9 million and $2,365.1 million
6. Equity Cost of Capital calculated as: Risk-free rate + (Levered Equity Beta × Market Risk Premium) + Small Company Risk Premium
7. Implied GPRE 20-year cost of debt based on the current yield to worst of the BofA US High Yield (Single-B) Index and assumes 24.5% effective tax rate per GPRE management

EVERCORE

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